15025880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 23 2015
Washington DC

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8-69247

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABG Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7007 COLLEGE BLVD, SUITE 400
(No. and Street)

OVERLAND PARK | KANSAS | 66211
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID K SPOHR (203) 550 1579
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN McCANN P.C.
(Name – *if individual, state last, first, middle name*)

11440 TOMAHAWK CREEK PARKWAY | Leawood | KANSAS | 66211
(Address) | (City) | (State) | (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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## OATH OR AFFIRMATION

I, DAVID K. ROTHE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABG Securities, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane Shahmanesh, Esq.
Notary Public - State of New York
#02SH6070301
My commission expires 2/25/18

Notary Public

Signature

CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhmcpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

**ABG Securities, LLC**

We have audited the accompanying statement of financial condition of ABG Securities, LLC (Company) as of December 31, 2014, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABG Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission and computation for determination of reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of ABG Securities, LLC financial statements. The supplemental information is the responsibility of ABG Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Leawood, Kansas
March 2, 2015

# ABG SECURITIES, LLC
## STATEMENT OF FINANCIAL CONDITION

**December 31, 2014**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 20,857 |
| Prepaid Expenses | | 3,285 |
| Total Assets | $ | 24,142 |
| | | |
| **LIABILITIES & EQUITY** | | |
| Accounts Payable | $ | 3,000 |
| Total Liabilities | | 3,000 |
| Members' Equity | | 91,500 |
| Retained Earnings | | (70,358) |
| Total Members' Equity | | 21,142 |
| Total Liabilities & Equity | $ | 24,142 |

The accompanying notes are an integral part of these financial statements.

**ABG SECURITIES, LLC**

**STATEMENT OF OPERATIONS**

**Year ended December 31, 2014**

| | |
|---|---|
| Revenues | $ - |
| Expenses: | |
| Bank Service Charges | 25 |
| Business Licenses and Permits | 6,580 |
| Computer and Internet Expenses | 1,223 |
| Insurance Expense | 633 |
| Professional Fees | 27,893 |
| Rent Expense | 7,500 |
| Total Expenses | 43,853 |
| Net Loss | $ (43,853) |

The accompanying notes are an integral part of these financial statements.

**ABG SECURITIES, LLC**

**STATEMENT OF MEMBERS' EQUITY**

**Year ended December 31, 2014**

| | Members' Equity | Retained Earnings | Total Equity |
|---|---|---|---|
| Balance at December 31, 2013 | $ 91,500 | $ (26,505) | $ 64,995 |
| Net Loss | - | (43,853) | (43,853) |
| Balance at December 31, 2014 | $ 91,500 | $ (70,358) | $ 21,142 |

The accompanying notes are an integral part of these financial statements.

**ABG SECURITIES, LLC**

**STATEMENT OF CASH FLOWS**

**Year ended December 31, 2014**

| | | |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Loss | $ | (43,853) |
| Adjustments to reconcile net loss to net cash used in operations: | | |
| Changes in operating assets and liabilities: | | |
| Prepaid Expenses | | 2,261 |
| Accounts Payable | | (7,000) |
| Net Cash Used in Operating Activities | $ | (48,593) |
| Net cash decrease for year | | (48,593) |
| Cash at beginning of year | | 69,449 |
| Cash at end of year | $ | 20,857 |

The accompanying notes are an integral part of these financial statements.

## NOTES TO FINANCIAL STATEMENTS

### 1. BUSINESS OPERATIONS

ABG Securities, LLC (Company) was formed January 22, 2013 in Kansas. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's only office is in Overland Park, Kansas. The Company's primary source of revenue is commissions from selling securities in a merger or acquisition transaction, conducted by a related entity, Allied Business Group (Allied). The Company uses a company under common ownership, Allied, for sourcing engagement opportunities and conducting the majority of the administrative and technical work required in its merger or acquisition transactions.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Cash Equivalents** – For purposes of reporting cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents. At December 31, 2014 cash consisted of amounts on deposit at a financial institution.

**Revenue Recognition** – Commissions revenue, which represents fees from buy-side or sell-side mergers and acquisitions clients of Allied are paid upon the completion of a transaction, and are consequently, recorded when earned. No such transactions were completed in 2014.

**Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

**Subsequent Events** – Subsequent events have been evaluated through March 2, 2015 2015, which is the date the financial statements were issued. On February 20, 2015, all of the outstanding equity of the Company was sold to an unrelated entity, Firerush Ventures No. 3 LP.

### 3. OPERATING LEASE

The Company subleases its office space and related office supplies and equipment from Allied under a master services agreement. Total rent expense was $7,500 for the year ended December 31, 2014. The sublease agreement ends August 31, 2017. Rent payable to Allied at December 31, 2014 was $3,000.

## 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital and net capital requirements of $17,857 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .168 to 1.

## SUPPLEMENTARY INFORMATION

**Schedule 1**

**ABG SECURITIES, LLC**

**COMPUTATION OF NET CAPITAL UNER RULE 15c3-1**
**OF THE SECURITIES AND ECXHANGE COMMISSION**

**December 31, 2014**

| | | 2014 |
|---|---|---|
| Aggregate indebtedness: | | |
| Accounts payable | $ | 3,000 |
| Total aggregate indebtedness | $ | 3,000 |
| Net capital: | | |
| Ownership equity | $ | 21,142 |
| Less Non-Allowable Assets: | | |
| Prepaid Expenses | | 3,285 |
| Total Non-Allowable Assets | | 3,285 |
| Net Capital | $ | 17,857 |
| Capital requirements: | | |
| Net Capital | $ | 17,857 |
| Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer ($5,000) | | 5,000 |
| Net capital in excess of requirements | $ | 12,857 |
| Ratio of aggregate indebtedness to net capital | | .168 to 1 |

*There were no liabilities subordinated to the claim of general creditors at December 31, 2014.
**A reconciliation is not required as there are no material differences between the computation of net capital included in Form X-17A-5 Part #A and the computation above.

**Schedule 2**

**ABG SECURITIES, LLC**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND POSSITION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND ECXHANGE COMMISSION**

**December 31, 2014**

The Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and the possession and control requirement under provisions of SEC Rule 15c-3-3 based on paragraph K(2)(i) of the rule.

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhmcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

**ABG Securities, LLC**

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17A-5, in which (1) ABG Securities, LLC (Company) identified the following provision of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that ABG Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Leawood, Kansas
March 2, 2015

**ABG Securities, LLC**
**Exemption Report**

ABG Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the provisions of 17 C.F.R.15c3-3 (k)(2)(i).

(2) The Company does not handle cash or securities on behalf of customers, and therefore, met the identified exemption provisions in 17 C.F.R 240.15c3-3 (k) throughout the most recent fiscal year without exception.

**ABG Securities, LLC**

I, David Spohr, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David K Spohr
David Spohr
Chief Compliance Officer
Dated: March 2, 2015